Filed by DigitalGlobe, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: GeoEye, Inc.

Commission File No. of Subject Company: 001-33015

This filing relates to the proposed strategic combination of DigitalGlobe, Inc. and GeoEye, Inc. pursuant to the terms of an Agreement and Plan of Merger, dated as of July 22, 2012, as amended (the “Merger Agreement”), by and among DigitalGlobe, Inc., 20/20 Acquisition Sub, Inc., WorldView, LLC and GeoEye, Inc. The Merger Agreement, as amended, is on file with the Securities and Exchange Commission as an exhibit to the Current Reports on Form 8-K filed by DigitalGlobe, Inc. on July 23, 2012 and, with respect to the amendment, on August 30, 2012, and is incorporated by reference into this filing.

September 13, 2012 Morgan Stanley Industrials Conference Yancey Spruill, CFO, DigitalGlobe New York City| April 6, 2012 | 50 cm

Forward-Looking Statements

This document may contain or incorporate forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995, as amended.  Forward-looking statements relate to future events or future financial performance and generally can be identified by the use of terminology such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target,"
"projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words, although not all forward-looking statements contain these words.
This document contains forward-looking statements relating to the proposed strategic combination of DigitalGlobe and GeoEye pursuant to a merger.  All statements, other than historical facts, including statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as efficiencies, cost savings, tax benefits, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements.  Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approvals by DigitalGlobe and GeoEye stockholders may not be obtained; (2)
there may be a material adverse change of GeoEye or the business of GeoEye may suffer as a result of uncertainty surrounding the transaction; (3) the anticipated benefits of the transaction may not be fully realized or may take longer to realize than expected; (4)
the costs or challenges related to the integration of DigitalGlobe and GeoEye operations could be greater than expected; (5) the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; (6) the impact of legislative, regulatory, competitive and technological changes; (7) the risk that the credit ratings of the combined company may be different from what the companies expect; (8) other business effects, including the effects of industry, economic or political conditions outside of the companies' control, transaction costs and actual or contingent liabilities; (9) the outcome of any legal proceedings related to the transaction; and (10) other risk factors as detailed from time to time in DigitalGlobe's and GeoEye's reports filed with the Securities and Exchange Commission ("SEC"), including their respective Annual Reports on Form
10-K for the year ended December 31, 2011 and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2012 and June 30,
2012, which are available on the SEC's website (www.sec.gov).  There can be no assurance that the strategic combination will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the strategic combination will be realized.
Neither DigitalGlobe nor GeoEye undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, DigitalGlobe filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of DigitalGlobe and GeoEye that also constitutes a preliminary prospectus of each of DigitalGlobe and GeoEye.  These materials are not yet final and will be amended.  DigitalGlobe and GeoEye will mail the final joint proxy statement/prospectus to their respective stockholders.  INVESTORS ARE URGED TO READ THE REGISTRATION
STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PRELIMINARY JOINT PROXY
STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE,
BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus when it becomes available, as well as other filings containing information about DigitalGlobe and GeoEye, free of charge, from the SEC's website (www.sec.gov).  Investors may also obtain DigitalGlobe's SEC filings in connection with the transaction, free of charge, from DigitalGlobe's website
(www.digitalglobe.com) under the tab "Investors" and then under the heading "SEC Filings," or by directing a request to
DigitalGlobe, Inc., 1601 Dry Creek Drive, Suite 260, Longmont, Colorado 80503, Attention: Corporate Secretary.  Investors
may also obtain GeoEye's SEC filings in connection with the transaction, free of charge, from GeoEye's website
(www.geoeye.com) under the tab "About Us – Investor Relations" and then under the heading "SEC Filings," or by directing a request to GeoEye, Inc., 2325 Dulles Corner Boulevard, Herndon, Virginia 20171, Attention: Corporate Secretary.
PARTICIPANTS IN THE MERGER SOLICITATION
The respective directors, executive officers and employees of DigitalGlobe and GeoEye and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction.  Information regarding the interests of the participants in the proxy solicitation is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available.  Information regarding DigitalGlobe's directors and executive officers is available in its definitive proxy statement filed with the SEC on April 10, 2012, and information regarding GeoEye's directors and executive officers is available in its definitive proxy statement filed with the SEC on April 27, 2012.  These documents can be obtained free of charge from the sources indicated above.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

DigitalGlobe is the leading provider of earth
imagery and analysis.
•
DigitalGlobe offers a full portfolio of commercial earth imagery products and services that include monitoring and analysis and production of basic and advanced elevation data.
•
Our products are used for defense and intelligence initiatives, mapping and analysis, environmental monitoring, oil and gas
exploration, online analysis and infrastructure management.
North Korea:
Missile Launch Site – March 28, 2012
Our Vision: By 2020, be the indispensible source of
information on our changing planet.

We’re executing against 4 focus areas to
create value for shareowners.
EnhancedView
Success
Deliver on E/V requirements,
and realize its full potential
Profitable
Customer Growth
Rapidly drive profitable growth
from other customers
Investment
Excellence
Allocate our capacity, financial
resources and time to the best
opportunities
Culture
of Leadership
Operate as a high-performance
team with common purpose,
vision and values

Our earth observation satellites offer
tremendous value.
•
Largest constellation of commercial sub-meter satellites
•
Most collection capacity –
nearly 1 billion km²
per year
•
Daily revisit virtually everywhere on earth
•
Unsurpassed commercially available resolution
•
Most accurate end product
•
Largest and most complete ImageLibrary of
over 2.4 billion km²
6

WorldView-3
commercial imaging satellite with Short-Wave Infrared.
company’s fourth satellite, is currently under construction as the first imagery per day – nearly 2% of the earth’s land mass. WorldView-3, the
DigitalGlobe’s three currently orbiting satellites deliver 2.5 million km
2
of

SiWei
SOVZOND
PEMEX

Google
MAGELLAN
Callaway
NAVTEQ
GARMIN
Microsoft

GENSCAPE
FACTSET
Bloomberg
esri

DIGITALGLOBE

We leverage our unique capabilities to deliver
value to customers around the world.
Governments
Governments
U.S. Government International
Defense
and Intelligence
International Civil
Local and State
Location-Based
Location-Based
Service Providers (LBS)
Service Providers (LBS)
Partners & Value-
Partners & Value-
added Resellers
added Resellers

Our growing contracted backlog supports
revenue growth expectations for 2012.
~60% ~60%
U.S. Government
~5% ~5%
Other Verticals
International Governments
~10% ~10% Location Based Services (LBS)
2Q-2012 year-over-year
12-month backlog grew 40%
% of
Revenue
(1)
Customer Group Leading Financial
Indicator – Backlog
(2)
~25% ~25%
2Q-2012 year-over-year
12-month backlog grew 29%

(1) Revenue percentages are approximate based on LTM 2Q-2012 results.
(2) The 12-month backlog is a projection of realization of backlog into revenue, based upon DigitalGlobe assumptions around the timing of delivery of certain contracted customer orders.

YTD EBITDA Margin Growth
(% of revenue)
50.0%
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2011 YTD
2012 YTD

We are building a high-growth, high-margin,
recurring-revenue business.
+ 18%
+ 410 bps

~85% of DigitalGlobe revenue is recurring.
(1) The 12-month backlog is a projection of realization of backlog into revenue, based upon DigitalGlobe assumptions around the timing of delivery of certain contracted customer orders.
(2) EBITDA margin is a non-GAAP measure.  See appendix for reconciliation.
$0
$20
$40
$60
$80
$100
$120
$140
$160
$180
$200
2011 YTD 2012 YTD
2Q-YTD Revenue Growth
($ in millions)

We recently announced a combination with
GeoEye that creates significant value.
Expects to deliver more than $1.5 billion in synergy
savings.
2
Positions company for future growth through added
scale and a more diversified customer base.
1
Provides U.S. government with compelling solution in a
budget-constrained environment.
3

5
4
Delivers increased value and more complete solutions
to all customers.
Enhances ability to make investments that will deliver
benefits to customers, team members and shareowners.

The combination creates transformational
geospatial information business.
Combination of DigitalGlobe stock and cash, with GeoEye
shareowners electing one of three options in exchange for
their GeoEye shares.
Structure:
Late 4Q-12 or early 1Q-13
Anticipated
Closing:
-DigitalGlobe and GeoEye shareholders
-Antitrust and various other U.S. Government consents
Approvals:
-Approximately 64% DigitalGlobe shareholders
-Approximately 36% GeoEye shareholders
Ownership:

QuickBird
WorldView-1
WorldView-2
DigitalGlobe
Capability
GeoEye
Capability
Established
Early Stage Early Stage
Advanced Image
Processing
Basic Image
Processing
Raw Image
Capture
Analysis
Map Building
Delivery
Ikonos
GeoEye-1
Established Established
(St. Louis Prod.
Services)
Established
(Analytics,
Online, Marine)
The combination delivers more value to
customers with a broader suite of capabilities.
Customer
Value Chain
Established
Established

The combination dramatically increases the
scale of our business…
DigitalGlobe
+ GeoEye
Pro Forma
2012
DigitalGlobe
2012
DigitalGlobe and GeoEye:
Projected Revenue ($m)
% of
Revenue
Customer Group
~50% ~50%
U.S. Government
Other Verticals
International Governments
Location Based Services (LBS)
~50% ~50%
…and improves revenue diversification, with a smaller
percentage of revenue from the U.S. Government.
DigitalGlobe and GeoEye:
Expected Pro-Forma
Revenue Diversification:

(1)
Based on most recent guidance.
(2)
Adjusts for currently proposed lower U.S. Government fiscal year 2013 EnhancedView funding.

The combination drives significant efficiencies.
•
Anticipates evolving to steady-state 3 satellite constellation.
•
Deal anticipates net present value of more than $1.5 billion in operating and capital efficiency savings.
•
One next generation satellite to launch in 2013-14; the
second to serve as a ground spare as a replacement for
WorldView-1.
•
Will complete construction of both satellites currently under development.

Start End ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19 ‘20 ‘21 ‘22 ‘23 ‘24 ‘25 ‘26
Combined Satellite Fleet, including estimated lives
QuickBird
2001 2013
WorldView-1
2007 2018
WorldView-2
2009 2021
“New”
2013-14 2024
“Spare”
Ikonos
1999 2012
GeoEye-1
2008 2017
Total Satellites
5 5 4 3 4 4 4 4 3 3 3 3 3 3 3 3
We intend to launch one satellite, build a spare
and have a steady-state 3-satellite fleet.
Satellite Construction Satellite Operation
GeoEye-2 or WorldView-3
‘27
3
2017-18
GeoEye-2 or WorldView-3

NOTES:
Ikonos and GeoEye-1 are part of the existing standalone GeoEye fleet. QuickBird, WorldView-1 and WorldView-2 are part of the existing standalone
DigitalGlobe fleet. The “New” and “Spare” satellites are projected to be part of the combined companies’ satellite fleet. The company would be prepared to launch the “Spare” earlier if customer demand was sufficient.
All timelines are base on either the end of the operational life or estimated design life of 10 years.

We’re executing against 4 focus areas to create value for shareowners. EnhancedView Success Profitable Customer Growth Investment Excellence Culture of Leadership 16

New York City| April 6, 2012 | 50 cm Q&A

New York City| April 6, 2012 | 50 cm Appendix

EBITDA and EBITDA margin Reconciliation
($ in millions)
3 months
ended 6 months ended
6/30/12 6/30/12 6/30/11
(1)
Net Income (loss) $ 9.6 $ 13.4 $ (2.2)
Depreciation & Amortization 28.5 57.6 58.4
Interest (income) expense, net 2.6 5.8 13.6
Income tax expense (benefit) 7.2 10.3 (2.6)
EBITDA
(2)
$ 47.9 $ 87.1 $ 67.2
Revenue $ 101.8 $ 188.8 $ 159.9
EBITDA margin
(2)
47.1% 46.1% 42.0%
(1) The company revised its financial information for 2010 and for the first three quarters of 2011 as a result of the full-year 2011 audit completed in February 2012.  Please refer to the company’s 2011 Annual Report on form 10-K for detail.
(2) EBITDA and EBITDA margin are non-GAAP metrics. EBITDA margin is calculated by dividing EBITDA by GAAP revenue.

OUR MANAGEMENT TEAM

JEFFREY R. TARR
President and CEO

Jeffrey Tarr joined DigitalGlobe (NYSE: DGI) in April 2011 as President and CEO. During his career, Tarr has held leadership positions at some of the world's leading information businesses. Prior to DigitalGlobe, he was President and COO of IHS (NYSE: IHS). During his tenure IHS grew from $400 million in revenue in 2004 to more than $1 billion in 2010. Prior to IHS, Tarr was Chairman and CEO of Hoover's, and a division president at Dun & Bradstreet (NYSE: DNB).

YANCEY SPRUILL
EVP, CFO and Treasurer

Yancey L. Spruill joined DigitalGlobe in 2004 and currently serves as Executive Vice President, Chief Financial Officer and Treasurer. Prior to joining us, from 2000 to 2004, Mr. Spruill served as a Principal in the Investment Banking group at Thomas Weisel Partners. Additionally, Mr. Spruill's prior experience includes employment in the Mergers & Acquisitions department at Lehman Brothers Inc. and in the Corporate Finance department at J.P. Morgan & Company.

TIMOTHY M. HASCALL
EVP, Operations and Customer Experience

DR. WALTER S. SCOTT
EVP, Chief Technical Officer and Founder

AMY SHAPERO
SVP, Strategy and Corporate Development

DIGITALGLOBE

DigitalGlobe Management 20

Impact of EnhancedView Deferred Revenue
Treatment (Updated May 2012)
Contract
Year
Term Cash Received
Estimated
Annual
Deferral
Estimated EV
SLA GAAP
Revenue (1)
Year 1 9/1/10 – 8/31/11 $ 250 $  99 $  151
Year 2 9/1/11 – 8/31/12 250 68 182
Year 3 9/1/12 – 8/31/13 250 23 227
Year 4 9/1/13 – 8/31/14 250   23 227
Years 5-10 9/1/14 – 8/31/20 300 (35) 335
Calendar
Year
Estimated EV SLA GAAP
Revenue (1)
2012 $ 201
2013 227
2014 263
2015-2020 335
($ in millions)
(1) Exclusive of any additional hold-back amount from NGA.
Calendar
Quarter
Estimated EV SLA
GAAP Revenue (1)
3Q-12 $  51.4
4Q-12 56.8
1Q-13 56.8
2Q-13 56.8
3Q-13 56.8
4Q-13 56.8